Execution Copy

Dated: August 22, 2018

EXHIBIT A
TO THE CUSTODY AGREEMENT BETWEEN
WP TRUST
AND FIFTH THIRD BANK

August 22, 2018

Name of Fund	Date
WP Smaller Companies Income Plus	October 14, 2015
WP International Companies Income Plus	October 14, 2015
WP Income Plus	October 14, 2015
IPS Strategic Capital Absolute Return Fund	February 2, 2016
WP Large Cap Income Plus Fund	August 22, 2018

WP TRUST

By: ____________________

Its: Trustee

FIFTH THIRD BANK

By: ____________________

Its: Vice President